FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number  001-31522

Eldorado Gold Corporation (Translation of registrant's name into English)
1188-550 Burrard Street Bentall 5 Vancouver, B.C. Canada V6C 2B5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[.X.]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

NEWS RELEASE

        ELD No. 05-16

TSX: ELD  AMEX: EGO

     October 28, 2005

THIRD QUARTER 2005 FINANCIAL RESULTS

(all figures in United States dollars)

VANCOUVER, BC - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation ("Eldorado", the "Company" or "we") announces the Company's financial and operational results for the third quarter of the year, ended September 30, 2005.

Third Quarter Highlights

In the third quarter, we:

  Acquired all of the issued and outstanding shares of Afcan Mining Corporation ("Afcan"), a TSX listed company with an 85% interest in the Tanjianshan Gold Project ("TJS") in Western China

  Received an Environmental Positive Certificate  ("EIA") for the Efemcukuru Gold Project in Western Turkey from the Turkish Ministry of the Environment and Forestry ("MOE")

  Recorded a net loss of  $6.51 million or ($0.02) per share

  Produced 18,842 ounces of gold at a cash cost of $372 per ounce

  Held $68.68 million in cash and short-term deposits

  Continued construction at Kisladag Gold Project ("Kisladag") for expected start-up in February 2006

  Continued construction at TJS for expected start-up in October 2006

  Announced positive initial drill results from the AS Project in Turkey and initial results from the TJS 2005 drill program in China

Afcan Acquisition Complete

Effective as of September 13, 2005, we acquired all issued and outstanding shares of Afcan, giving us an 85% interest in TJS. A feasibility study compiled by independent consultants in April 2005 estimates that TJS has proven and probable reserves of 944,000 ounces of gold. The feasibility study projects total gold production of 842,000 ounces over an eight-year mine life, with an Internal Rate of Return of 32%.  Construction at TJS is ongoing, with expected start-up in Q4 2006.

Financial Results

The consolidated net loss for Q3 2005 was $6.51 million or ($0.02) per share, compared with a net loss of $1.34 million or ($0.00) per share in Q3 2004. The increased loss results from higher operating costs and depreciation at the Sao Bento mine in Brazil, increased general and administrative costs associated with the start-up of the Kisladag mine, Afcan acquisition and higher exploration expenditures.

In Q3 2005, we sold 21,057 ounces of gold at an average realized selling price of $435 per ounce. This compares to gold sales in Q3 2004 of 21,732 ounces at an average realized price of $400 per ounce.

We continue to be in a strong financial position. At September 30, 2005, we held $68.68 million in cash and short-term deposits, and $50.45 million in a reserve account, such reserve account substantially offsetting our debt of $52.74 million.

1

Operating Performance

In Q3 2005, we produced 18,842 ounces of gold at a cash cost of US$372 per ounce compared to 21,399 ounces of gold at a cash cost of $295 per ounce in Q3 2004. The increase in our cash costs on a per ounce basis in 2005 results from decreased gold production caused by challenging ground conditions at depth and lower grades due to production scheduling and the appreciation of the Brazilian Real. Given the poor performance of the Sao Bento mine we are reviewing alternatives regarding the mine's future.

Development

Kisladag

Mine construction at Kisladag is on track, and we expect  mechanical completion in February 2006. The majority of earthworks and foundations have been completed with the emphasis now on completing the mechanical and electrical installations. The ADR plant and ancillary buildings are expected to be complete by year end.  Mechanical completion of the crushing, screening and conveying system will be early in 2006.

 We estimate gold production for 2006 of 144,000 ounces, and we expect the mine will thereafter produce at an annualized average rate of 240,000 ounces. Cash operating costs are anticipated to be $181 per ounce for a planned mine life of 14 years.

Tanjianshan

Construction at TJS continues for start-up in October 2006.  The SAG mill arrived at port in China and will begin the overland transport to site for a scheduled arrival late in Q4 2005.  Major steel structures for the warehouse, boiler house, and mechanical and maintenance workshop have been completed.  Foundations for the mill and floatation tanks are being poured.  The earthworks for the tailings dam are nearing completion in preparation of laying synthetic liner in Q2 2006.  New accommodation buildings will be available in November, 2005 so that construction activities can proceed throughout the winter.

Efemcukuru

Subsequent to the submission of the EIA at Efemcukuru to the MOE in Q2 2005, we received a Positive Certificate in Q3 2005, signaling the successful completion of the first stage of the permitting process at Efemcukuru. We will prepare a feasibility study and proceed with obtaining the necessary permits to enable the construction and operation of the mine. Our development schedule for Efemcukuru indicates that the mine will begin producing gold in late 2007.

Exploration

Brazil

We began diamond drilling at the Vila Nova Project ("Vila Nova") to test the extent of the iron ore deposit; this program will be completed in Q4 2005. Exploration on the gold area of Vila Nova project has resumed following the decision by the Macapa Federal Court on October 18, 2005 supporting our right of legal access to the property.

Turkey

Exploration at our 50%-owned AS Project was encouraging and indicates the potential for a significant mineralized zone in this large copper-gold system. In Q4 2005, we will further test the mineralization at depth with a diamond drilling program, and in 2006 we are planning expanded geophysics, geochemical sampling and diamond and reverse circulation drilling.

China

Our 52-hole program at Jinlonggou forming a part of the TJS 2005 drill program validated our geological model of the area and delineated numerous mineralized zones in the predicted target area. After updating the resource model in Q4 2005, we will prepare a new resource and reserve statement and a new life of mine plan in early 2006.

2

"Our international team has been extremely busy this last quarter," said Paul Wright, President and Chief Executive Officer. "Construction is continuing on track at Kisladag for start-up in February  2006, and at  TJS, for start-up in October 2006.  Efemcukuru reached an important milestone when we received the Positive Certificate from the Ministry of Environment and Forestry. And our exploration teams in China, Turkey, Brazil and Vancouver are pursuing encouraging new opportunities that have the potential to further significantly increase the value of our Company."

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that the Company is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

"Paul N. Wright"

Paul N. Wright

President and Chief Executive Officer

Certain of the statements made may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to "Narrative Description of the Business - Risk Factors" in the Company's Annual Information Form and Form 40-F dated March 30, 2005.  Forward-looking statements in this release include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled "Business - Risk Factors" in the Company's Annual Information Form and Form 40F dated March 30 ,2005.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation's shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

3

Eldorado Gold Corporation
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)	September 30,	December 31,
	2005	2004

(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$68,684	$135,390
Accounts and other receivables	15,606	8,705
Inventories	6,363	5,927
	90,653	150,022

Property, plant and equipment	186,656	52,337
Mineral properties and deferred development	23,168	22,676
Deposits (Note 4)	50,447	-
Investments	562	1,224
	$351,486	$226,259

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$14,755	$6,005
Current portion of long term debt (Note 4)	1,604	-
	16,359	6,005

Asset retirement obligation	9,882	8,059
Contractual severance obligation	954	636
Future income taxes (Note 3)	27,691	4,598
Long term debt (Note 4)	51,141	-
	106,027	19,298

SHAREHOLDERS' EQUITY
Share capital (Note 5)	571,156	508,373
Contributed surplus	2,330	1,094
Stock based compensation	6,144	5,138
Deficit	(334,171)	(307,644)
	245,459	206,961
	$351,486	$226,259

Commitments and Contingencies (Note 6)
Supplementary Cash Flow Information (Note 9)

Approved by the Board	Approved by the Board

"Paul Wright"	"Robert Gilmore"

Director	Director

4

Eldorado Gold Corporation
Consolidated Statements of Operations and Deficit
(Expressed in thousands of U.S. dollars except per share amounts)
	Three months ended		Nine months ended
September 30,		September 30,	September 30,	September 30,
2005		2004	2005	2004

(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)
Revenue
Gold sales	$9,170	$8,702	$21,532	$24,569
Interest and other income	1,352	454	3,026	1,786
	10,522	9,156	24,558	26,355
Expenses
Operating costs	9,502	6,651	24,379	18,166
Depletion, depreciation and amortization	2,467	1,125	7,384	3,248
General and administrative	3,573	1,437	8,240	3,806
Exploration expense	2,557	1,256	5,251	2,981
Interest and financing costs	8	25	44	25
Stock based compensation expense	134	117	1,907	3,567
Accretion of asset retirement obligation	120	107	362	322
Gain on disposals	(39)	(1)	(39)	(38)
Writedown of investments	-	-	662	-
Foreign exchange (gain) loss	(1,897)	(1,600)	(189)	351
	16,425	9,117	48,001	32,428

Loss before income taxes	(5,903)	39	(23,443)	(6,073)

Tax recovery (expense)
Current	(164)	(324)	(234)	1,579
Future	(440)	(1,058)	(2,850)	815
Net loss for the period	$(6,507)	$(1,343)	$(26,527)	$(3,679)

Deficit at the beginning of the period:	(327,664)	(296,038)	(307,644)	(293,702)

Deficit at the end of the period	$(334,171)	$(297,381)	$(334,171)	$(297,381)

Weighted average number
of shares outstanding	277,933,154	254,940,553	277,892,706	254,626,427

Basic and Diluted loss per share - U.S.$	$(0.02)	$-	$(0.10)	$(0.01)
Basic and Diluted loss per share - CDN.$	$(0.03)	$-	$(0.12)	$(0.02)

5

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
	Three months ended		Nine months ended
September 30,		September 30,	September 30,	September 30,
2005		2004	2005	2004

(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from (used in) operating activities
Net loss for the period	$(6,507)	$(1,343)	$(26,527)	$(3,679)
Items not affecting cash
Depletion, depreciation and amortization	2,467	1,125	7,384	3,248
Future income taxes	440	1,058	2,850	(815)
Writedown of investments	-	-	662	-
Gain on disposal of property, plant and equipment	(39)	-	(39)	-
Interest and financing costs	8	-	44	-
Amortization of hedging loss	-	-	-	329
Stock based compensation expense	134	117	1,907	3,567
Contractual severance expense	106	80	318	239
Accretion of asset retirement obligation	120	107	362	322
Foreign exchange (gain) loss	(1,963)	(200)	(434)	985
Change in non-cash working capital	(927)	(1,100)	(719)	(4,070)

	(6,161)	(156)	(14,192)	126
Cash flow from investing activities
Acquisition of Afcan Mining Corporation - net of cash acquired	895	-	895	-
Property, plant and equipment	(25,150)	(4,983)	(58,373)	(23,094)
Proceeds from disposals	40	-	40	34
Mineral properties and deferred development	(198)	(129)	(492)	(412)
	(24,413)	(5,112)	(57,930)	(23,472)
Cash flow from financing activities
Long term debt	15,459	-	50,618	-
Deposits	(15,332)	-	(50,447)	-
Issue of common shares:
Voting - for cash	4,485	878	4,827	1,448
	4,612	878	4,998	1,448

Foreign exchange gain (loss) on cash held in foreign currency	1,953	210	418	(993)
Net decrease in cash and cash equivalents	(24,009)	(4,180)	(66,706)	(22,891)

Cash and cash equivalents at beginning of the period	92,693	86,754	135,390	105,465

Cash and cash equivalents at end of the period	$68,684	$82,574	$68,684	$82,574

Supplementary cash flow information (Note 9)

6

September 30, 2005	Report to Shareholders
Suite 1188 - 550 Burrard Street Vancouver, British Columbia V6C 2B5 Phone: (604) 687-4018 Fax: (604) 687-4026

October 26, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Eldorado Gold Corporation
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)	September 30,	December 31,
	2005	2004

(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$68,684	$135,390
Accounts and other receivables	15,606	8,705
Inventories	6,363	5,927
	90,653	150,022

Property, plant and equipment	186,656	52,337
Mineral properties and deferred development	23,168	22,676
Deposits (Note 4)	50,447	-
Investments	562	1,224
	$351,486	$226,259

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$14,755	$6,005
Current portion of long term debt (Note 4)	1,604	-
	16,359	6,005

Asset retirement obligation	9,882	8,059
Contractual severance obligation	954	636
Future income taxes (Note 3)	27,691	4,598
Long term debt (Note 4)	51,141	-
	106,027	19,298

SHAREHOLDERS' EQUITY
Share capital (Note 5)	571,156	508,373
Contributed surplus	2,330	1,094
Stock based compensation	6,144	5,138
Deficit	(334,171)	(307,644)
	245,459	206,961
	$351,486	$226,259

Commitments and Contingencies (Note 6)
Supplementary Cash Flow Information (Note 9)

Approved by the Board	Approved by the Board

Director	Director

Eldorado Gold Corporation
Consolidated Statements of Operations and Deficit
(Expressed in thousands of U.S. dollars except per share amounts)
	Three months ended		Nine months ended
September 30,		September 30,	September 30,	September 30,
2005		2004	2005	2004

(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)
Revenue
Gold sales	$9,170	$8,702	$21,532	$24,569
Interest and other income	1,352	454	3,026	1,786
	10,522	9,156	24,558	26,355
Expenses
Operating costs	9,502	6,651	24,379	18,166
Depletion, depreciation and amortization	2,467	1,125	7,384	3,248
General and administrative	3,573	1,437	8,240	3,806
Exploration expense	2,557	1,256	5,251	2,981
Interest and financing costs	8	25	44	25
Stock based compensation expense	134	117	1,907	3,567
Accretion of asset retirement obligation	120	107	362	322
Gain on disposals	(39)	(1)	(39)	(38)
Writedown of investments	-	-	662	-
Foreign exchange (gain) loss	(1,897)	(1,600)	(189)	351
	16,425	9,117	48,001	32,428

Loss before income taxes	(5,903)	39	(23,443)	(6,073)

Tax recovery (expense)
Current	(164)	(324)	(234)	1,579
Future	(440)	(1,058)	(2,850)	815
Net loss for the period	$(6,507)	$(1,343)	$(26,527)	$(3,679)

Deficit at the beginning of the period:	(327,664)	(296,038)	(307,644)	(293,702)

Deficit at the end of the period	$(334,171)	$(297,381)	$(334,171)	$(297,381)

Weighted average number
of shares outstanding	277,933,154	254,940,553	277,892,706	254,626,427

Basic and Diluted loss per share - U.S.$	$(0.02)	$-	$(0.10)	$(0.01)
Basic and Diluted loss per share - CDN.$	$(0.03)	$-	$(0.12)	$(0.02)

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
	Three months ended		Nine months ended
September 30,		September 30,	September 30,	September 30,
2005		2004	2005	2004

(Unaudited)		(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from (used in) operating activities
Net loss for the period	$(6,507)	$(1,343)	$(26,527)	$(3,679)
Items not affecting cash
Depletion, depreciation and amortization	2,467	1,125	7,384	3,248
Future income taxes	440	1,058	2,850	(815)
Writedown of investments	-	-	662	-
Gain on disposal of property, plant and equipment	(39)	-	(39)	-
Interest and financing costs	8	-	44	-
Amortization of hedging loss	-	-	-	329
Stock based compensation expense	134	117	1,907	3,567
Contractual severance expense	106	80	318	239
Accretion of asset retirement obligation	120	107	362	322
Foreign exchange (gain) loss	(1,963)	(200)	(434)	985
Change in non-cash working capital	(927)	(1,100)	(719)	(4,070)

	(6,161)	(156)	(14,192)	126
Cash flow from investing activities
Acquisition of Afcan Mining Corporation - net of cash acquired	895	-	895	-
Property, plant and equipment	(25,150)	(4,983)	(58,373)	(23,094)
Proceeds from disposals	40	-	40	34
Mineral properties and deferred development	(198)	(129)	(492)	(412)
	(24,413)	(5,112)	(57,930)	(23,472)
Cash flow from financing activities
Long term debt	15,459	-	50,618	-
Deposits	(15,332)	-	(50,447)	-
Issue of common shares:
Voting - for cash	4,485	878	4,827	1,448
	4,612	878	4,998	1,448

Foreign exchange gain (loss) on cash held in foreign currency	1,953	210	418	(993)
Net decrease in cash and cash equivalents	(24,009)	(4,180)	(66,706)	(22,891)

Cash and cash equivalents at beginning of the period	92,693	86,754	135,390	105,465

Cash and cash equivalents at end of the period	$68,684	$82,574	$68,684	$82,574

Supplementary cash flow information (Note 9)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3rd Quarter ended September 30, 2005 and 2004 (in thousands of U.S. dollars except per share and per ounce amounts)

1.

Nature of Operations

Eldorado Gold Corporation ("Eldorado", "the Company") is engaged in gold mining and related activities, including exploration and development, extraction, processing, and reclamation. Gold, the primary product, is produced in Brazil. Development and construction of mines and processing facilities are underway in Turkey and China. Exploration activities are carried on in Brazil, Turkey and China.

The Company has not determined whether all its development properties contain ore reserves that are economically recoverable.  The recoverability of the amount shown for mineral properties and deferred development is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing, licenses and permits to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.  The amounts shown as mineral properties and deferred development represent net costs to date, less amounts amortized and/or written off and do not necessarily represent present or future values.

2.

Significant Accounting Policies

Basis of presentation

These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the company.

These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company.

Capitalization of Interest

Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use.  We capitalize interest costs to assets under development or construction while activities are in progress. We stop capitalizing interest costs when construction of an asset is substantially complete and it is ready for its intended use.  We measure the amount capitalized based on cumulative capitalized costs, exclusive of the impact, if any, of impairment charges on the carrying amount of an asset.

Earnings (loss) per share

Earnings or loss per share are presented for basic and diluted net income (loss).  A basic earnings per share is computed by dividing net income or loss by the weighted average number of outstanding common shares for the period.  The computation of diluted earnings per share reflects the dilutive effect of the exercise of stock options and warrants outstanding at the period end using the treasury stock method.

3.

Acquisition of company

Effective September 13, 2005, the Company completed a compromise agreement with Afcan Mining Corporation ("Afcan").  As a result we acquired an 85% interest in the Tanjianshan Gold Project ("Tanjianshan") located in Qinghai Province in Western China.  In addition to Tanjianshan, exploration opportunities exist within the property acquired.  Under the terms of the agreement, the Company issued 23,045,151 Eldorado shares to the shareholders of Afcan for all of the common shares outstanding of Afcan.  In addition, we issued (or assumed the obligation to issue) 4,595,952 share purchase warrants and 91,538 stock options.  Acquisition costs of $1,026 were incurred by the Company.

This business combination has been accounted for as a purchase transaction, with Eldorado being identified as the acquirer and Afcan as the acquiree in accordance with CICA Handbook Section 1581 "Business Combinations".  These consolidated financial statements include 100% of Afcan's operating results for the period from September 14 to September 30, 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3rd Quarter ended September 30, 2005 and 2004 (in thousands of U.S. dollars except per share and per ounce amounts)

3.

Acquisition of company (continued)

The preliminary allocation of the purchase price of the shares of Afcan is summarized in the following table and is subject to adjustment:

Purchase price:
Share consideration	$56,235
Share purchase warrants and stock options	1,692
Acquisition costs	1,026

Total purchase price	$58,953

Fair value of net assets acquired:
Cash	$11,922
Accounts receivable and advances	396
Advances to employees	34
Advances to suppliers	1,541
Prepaid expenses	22
Fixed assets	496
Property, plant and equipment	81,411
Accounts payable	(4,489)
Loans payable to Sino Gold Limited	(2,127)
Loan payable to Eldorado Gold Corporation1	(10,000)
Future income taxes payable	(20,253)

$58,953

1  At September 13, 2005 Afcan had borrowed $10,000 from the Company to fund ongoing development, exploration and administration costs.  Amounts owing eliminated on consolidation from September 14, 2005 forward.

We received net cash proceeds from the Afcan acquisition of $0.90 million.  Net cash proceeds result from the cash balance acquired of $11.93 million less acquisition costs incurred of $1.03 million and less intercompany debt outstanding of $10.00 million.

For the purposes of these consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, based on management's best estimates and taking into account all available information at the time of the acquisition as well as applicable information at the time these consolidated financial statements were prepared.  Eldorado will continue to review information and perform further analysis with respect to these assets prior to finalizing the allocation of the purchase price.  This process will continue to be performed in accordance with the recent accounting pronouncement relating to "Mining Assets - Impairment and Business Combination" (Emerging Issue Committee Abstract 152).  Although the results of our further review are presently unknown, a change may result to the assigned  values .

4.

Long Term Debt and Deposits

	September 30,	December 31,
	2005	2004
Deposits
Reserve account	$50,447	$-

	$50,447	$-
Long term debt
Corporate loan facility	$50,000	$-
Sino Gold Limited	1,141

	$51,141	$-

Current portion
Corporate loan facility	618	-
Sino Gold Limited	986	-

	$52,745	$-

On April 6, 2005 Tuprag Metal Madencilik Sanayi Ve Ticaret Limited Surketi ("Tuprag"), a wholly-owned subsidiary of the Company, entered into a Revolving Credit Facility ("Facility") for $65,000 with HSBC Bank USA, National Association ("HSBC Bank").  The Facility is secured by cash deposits, equivalent to the amounts advanced by HSBC Bank to Tuprag, to a cash collateral account

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3rd Quarter ended September 30, 2005 and 2004 (in thousands of U.S. dollars except per share and per ounce amounts)

4.

 Long Term Debt and Deposits (continued)

over which the HSBC Bank holds security. At September 30, 2005, the total debt outstanding is $50,000 and bears interest at the LIBOR rate plus 1.25% on the date of the draw.  On April 21, 2005 Tuprag drew $15,000 at 4.19%, on June 15, 2005 Tuprag drew

$20,000 at 4.35%, on July 29, 2005 Tuprag drew $5,000 at 4.66% and on September 2, 2005 Tuprag drew $10,000 at 4.64%. The facility is scheduled for repayment in 2006, renewable annually at the Company's option for 5 years.

 Resulting from the Afcan acquisition, Eldorado inherited two loans payable to Sino Gold Limited.

Loan bearing interest at the US Federal Reserve prime rate plus 2% and	$700
fully repayable on December 31, 2005. Interest is payable quarterly.

Non-interest bearing loan discounted using an interest rate of 8%.	1,427
Repayable on December 31 over the next 5 years.
$2,127

Less: Current portion of long term debt	986
$1,141

Minimum repayments required on debt are as follows:

December 31, 2005	$986
December 31, 2006	309
December 31, 2007	333
December 31, 2008	360
December 31, 2009	139
$2,127

5.

Share Capital

(a)        Authorized and Issued Share Capital

Eldorado's authorized share capital consists of an unlimited number of voting and non-voting common shares with no par value.  At September 30, 2005 the Company has nil non-voting shares outstanding.  The details of the voting common shares issued and outstanding are as follows:

2005	Shares Issued	Amount

Shares at beginning of the year	276,263,776	$508,373
Shares for exercised stock options	594,667	1,107
Shares for exercise of Afcan warants	1,985,785	4,082
Shares for Afcan business combination	23,045,151	56,235
Afcan warrants - Fair Value	-	417
Stock based compensation	-	942

Shares at September 30, 2005	301,889,379	$571,156

(b)      Share option plan

On April 28, 2005 the shareholders of the Company approved an increase to the number of common shares issuable pursuant to the Incentive Stock Option Plan Employees, Consultants & Advisors by 1,081,484 common shares from 12,741,463 to a cumulative total of 13,822,947 common shares; and an increase to the Incentive Stock Plan Officers & Directors by 4,058,350 common shares from 7,000,000 to a cumulative total of 11,058,350 common shares.  The TSX has approved the listing of common shares totaling 5,139,834.

Further to the completion of the business combination with Afcan there were 91,538 stock options issued to holders of Afcan stock options pursuant to the terms and conditions of the compromise agreement.  Such stock options have been approved under a separate share reserve and governed by the terms and conditions of the Afcan stock option plan as approved by the TSX and are not included in Eldorado's stock option plans or reserve.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3rd Quarter ended September 30, 2005 and 2004 (in thousands of U.S. dollars except per share and per ounce amounts)

5.

Share Capital (continued)

The Company accounts for its grants under those plans in accordance with the fair value based method of accounting for stock based compensation. Compensation costs charged against net income in 2005 for the plans were $1,907.

A summary of the terms and status of Company's outstanding options at September 30, 2005 and the changes for the period ending on that date is presented below:

	Nine months ended September 30, 2005
Options	Outstanding Options	Weighted average exercise price - Cdn.$

Outstanding at the beginning of the period	5,638,000	3.25
Granted	2,523,462	3.25
Exercised	(594,667)	(2.22)
Expired/Cancelled	(75,000)	(3.53)
Outstanding at the end of the period	7,491,795	3.33

Options exercisable at period end	5,921,795	3.33

The following table summarizes information about share options outstanding as at September 30, 2005.

Number Outstanding At September 30, 2005	Weighted-Average Remaining Contractual Life (years)	Weighted Average Exercise Price - Cdn$

95,000	0.82	0.39
230,385	1.74	1.11
1,060,154	3.23	2.97
3,812,923	3.49	3.68
2,293,333	4.35	3.29
7,491,795	3.63	3.33

The following table summarizes information about the Afcan warrants outstanding as at September 30, 2005.

Number Outstanding At September 30, 2005	Weighted-Average Remaining Contractual Life (years)	Weighted Average Conversion Price - Cdn$

2,594,778	1.13	2.44

November 18, 2006 is the expiry date of the Afcan warrants issued in connection with the completed September 13, 2005 business combination transaction between Eldorado Gold Corporation and Afcan Mining Corporation.

Outstanding warrants issued from the August 25, 2003 financing expired on August 25, 2005, unexercised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3rd Quarter ended September 30, 2005 and 2004 (in thousands of U.S. dollars except per share and per ounce amounts)

6.      Commitments and Contingencies

The Company's contractual obligations at September 30, 2005, including payments due for each of the periods indicated, are summarized as follow:

			Payments due in
Contractual obligations	2005	2006	2007	2008	2009	2010 +	Total

Operating leases	$74	$224	$177	$177	$181	$982	$1,815
Capital expenditures	17,338	12	-	-	-	-	17,350
Purchases obligations	2,367	6,613	6,613	6,222	-	-	21,815
Property expenditures	2,063	1,295	57	57	57	285	3,814

Total	$21,842	$8,144	$6,847	$6,456	$238	$1,267	$44,794

Capital expenditures in 2005 of $17,338 are comprised of $11,971 for construction of the Kisladag mine in Turkey and $5,367 for construction of the Tanjianshan mine in China. Purchase obligations from 2005 through to 2008 relate to energy, oxygen and other contracts at the Sao Bento mine. Property expenditures for $3,814 relate to land fees and contractual exploration for Vila Nova and Tanjianshan.

7.     Guarantee

Sao Bento Mineracao has made a guarantee deposit of approximately $529 relating to a tax case. The Company estimates that this amount will be refunded once the tax case has been settled.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3rd Quarter ended September 30, 2005 and 2004 (in thousands of U.S. dollars except per share and per ounce amounts)

8.      Segmented Information

All of Eldorado's operations are related to the gold mining industry.  In 2005 and 2004 Eldorado had a single producing mine, Sao Bento with mining and exploration assets located in Brazil, Turkey and China.

	Three months				Nine months
	ended		ended		ended		ended
	September 30,		September 30,		September 30,		September 30,
	2005		2004		2005		2004
	(unaudited)		(unaudited)		(unaudited)		(unaudited)

Gold sales
Sao Bento Mine	$9,170		$8,702		$21,532		$24,569
	9,170		8,702		21,532		24,569

Operating costs
Sao Bento Mine	9,502		6,651		24,379		18,166
Accretion of asset retirement obligation	120		107		362		322
	9,622		6,758		24,741		18,488

Depletion, depreciation and amortization
Sao Bento Mine	2,366		1,045		7,097		3,133
	2,366		1,045		7,097		3,133

Corporate expenses, net of interest and other income	(425)		513		(5,312)		(2,473)
Exploration expense	(2,557)		(1,256)		(5,251)		(2,981)
Interest and financing costs	(8)		-		(44)		-
Stock based compensation	(134)		(117)		(1,907)		(3,567)
Gain on disposal of property, plant and equipment	39		-		39		-
Write down of investments	-		-		(662)		-

Loss before income taxes	(5,903)	-	39	-	(23,443)	-	(6,073)

Tax recovery (expense)
Current	(164)		(324)		(234)		1,579
Future	(440)		(1,058)		(2,850)		815
Net loss for the period	$(6,507)		$(1,343)		$(26,527)		$(3,679)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3rd Quarter ended September 30, 2005 and 2004 (in thousands of U.S. dollars except per share and per ounce amounts)

8.

Segmented Information (continued)

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues by geographic area
North America	$815	$364	$1,939	$1,181
South America	9,277	8,719	22,078	25,056
Turkey	419	73	530	118
China	11	-	11	-

	$10,522	$9,156	$24,558	$26,355

Net (loss) income by geographic area
North America	$397	$23	$(6,072)	$(7,027)
South America	(5,026)	(842)	(16,126)	4,565
Turkey	(801)	(524)	(3,252)	(1,217)
China	(1,077)	-	(1,077)	-

	$(6,507)	$(1,343)	$(26,527)	$(3,679)

			Nine months
			ended	Year ended
			September 30	December 31
			2005	2004
			(unaudited)

Segment assets
Sao Bento - Consolidated			$46,296	$91,877

Total assets for reportable segments			46,296	91,877

Turkey - Consolidated			121,346	55,089
China			95,160	-
Canada			88,684	79,293
			$351,486	$226,259

Assets by geographic area
North America			$88,684	$79,293
South America			46,296	91,877
Turkey			121,346	55,089
China			95,160	-
			$351,486	$226,259

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3rd Quarter ended September 30, 2005 and 2004 (in thousands of U.S. dollars except per share and per ounce amounts)

9.

Supplementary Cash Flow Information

The Company conducted non-cash investing and financing activities as follow:

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Change in non-cash working capital
Accounts and other receivables	$(2,444)	$(2,090)	$(4,544)	$(3,022)
Inventories	909	(198)	(436)	83
Accounts payable and accrued liabilities	608	1,188	4,261	(1,131)
	$(927)	$(1,100)	$(719)	$(4,070)

Non-cash financing and investing activities
Shares issued on acquisition of Afcan	$56,235	$-	$56,235	$-
Warrants issued in exchange for those of Eldorado	1,650	-	1,650	-
Options issued in exchange for those of Eldorado	41	-	41	-

Operating Activities included the following cash payments
Income taxes paid	$108	$10	$188	$84

MANAGEMENT DISCUSSION AND ANALYSIS

3rd Quarter ended September 30, 2005 and 2004

Management's Discussion & Analysis of Financial Condition and Results of Operations

This Management's Discussion and Analysis (MD&A) reviews the business of Eldorado Gold Corporation ("Eldorado", "we" or "the Company") and compares the Company's financial results for the third quarter ("Q3") of 2005 with those of Q3 2004. For a comprehensive understanding of Eldorado's financial condition and results of operations, you should read this MD&A together with the consolidated financial statements and accompanying notes. Unless otherwise noted, all monetary amounts are in United States dollars.

The MD&A has been prepared effective September 30, 2005, unless otherwise stated, and contains certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements included here, other than statements of historical fact, and including without limitation statements regarding potential mineralization and reserves, exploration results and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that these statements will prove to be accurate, and actual results and future events could differ materially from them.

Eldorado's Consolidated Financial Statements are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and are filed with appropriate regulatory authorities in Canada and the United States.

1. 2005 - Third Quarter in Review

Eldorado is a gold producer based in Vancouver, Canada. We own and operate the Sao Bento gold mine (the "Sao Bento mine", or "Sao Bento") in Brazil and are constructing the Kisladag gold mine ("Kisladag mine" or "Kisladag") in Turkey and the Tanjianshan gold mine ("Tanjianshan mine" or "Tanjianshan") in China. We also explore for and/or acquire precious mineral properties for exploration and develop gold mineralized properties into mines.

Afcan Acquisition

Effective September 13, 2005, we acquired Afcan Mining Corporation ("Afcan"). As a result, we acquired an 85% interest in the Tanjianshan mine located in Qinghai Province in Western China. In addition to Tanjianshan, there are other exploration opportunities within the 344 square kilometer property acquired as part of the transaction. Under the terms of the agreement, we issued 23,045,151 Eldorado shares to the shareholders of Afcan in return for all of Afcan's outstanding common shares. We also issued (or assumed the obligation to issue) 4,595,952 share purchase warrants and 91,539 stock options. Our out of pocket costs associated with the transaction were $1.03 million.

This business combination has been accounted for as a purchase transaction, with Eldorado being identified as the acquirer and Afcan as the acquiree in accordance with CICA Handbook Section 1581 "Business Combinations". These consolidated financial statements include 100% of Afcan's operating results for the period from September 14 to September 30, 2005.

For the purposes of these consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, based on management's best estimates and taking into account all available information at the time of the acquisition, as well as applicable information at the time these consolidated financial statements were prepared. Eldorado will continue to review information and perform further analysis with respect to these assets before finalizing the allocation of the purchase price. This process will continue to be performed in accordance with the recent accounting pronouncement relating to "Mining Assets - Impairment and Business Combination" (Emerging Issue Committee Abstract 152). Although the results of our review are presently unknown, there may be a change in the amount assigned to the value of the tangible assets.

MANAGEMENT DISCUSSION AND ANALYSIS

3rd Quarter ended September 30, 2005 and 2004

This acquisition impacted the balance sheet as detailed in note 3 of the financial statements.  Of significance, we recorded a future income tax liability of $20.25 million which results from an imputed income tax liability we incurred due to the difference between the assigned fair values and tax values of the property plant and equipment assets acquired.  This imputed income tax liability will be amortized over the life of the mine creating an eventual future tax benefit to the Company.

Net Loss for the Quarter

The consolidated net loss for Q3 2005 was $6.51 million or ($0.02) per share (year to date ("YTD") $26.53 million or ($0.10) per share), compared with a net loss of $1.34 million or ($0.00) per share in Q3 2004 (YTD $3.68 million or ($0.01) per share). The loss in Q3 2005 was primarily due to higher operating costs and depreciation at the Sao Bento mine, increased general and administrative costs associated with the start-up of the Kisladag mine and higher exploration expenditures.

Gold Sales

In Q3 2005, we sold 21,057 ounces of gold for $9.17 million at an average realized selling price of $435 per ounce. This compares to Q3 2004 gold sales of 21,732 ounces for $8.70 million at an average realized price of $400 per ounce.

Financial Position

At September 30, 2005, we held $68.68 million in cash and short-term deposits and $50.45 million in a reserve account, such reserve account substantially offsetting our debt of $52.74 million. We remain hedge free.

At September 30, 2005, Tuprag Metal Madencilik Sanayi Ve Ticaret Limited Surketi ("Tuprag"), a wholly owned subsidiary of Eldorado, has drawn $50.62 million on its Revolving Credit Facility ("Facility"), which is secured by cash deposits in a cash collateral account over which HSBC Bank USA, National Association holds security.

As a result of the Afcan acquisition, we inherited two loans of $2.13 million payable to Sino Gold Limited. The first loan bears interest at prime plus 2% and is repayable in full on December 31, 2005. The second loan is a non-interest bearing loan discounted using an interest rate of 8%, repayable in installments on December 31 over the next five years.

At September 30, 2005, we had 301,889,379 voting common shares issued and outstanding. At October 26, 2005, there were no changes to that  number of issued and outstanding common shares.

2. Development

Kisladag Mine Construction

Construction at Kisladag continued on track in Q3 2005, and we expect the mechanical completion of the mine by February 2006. Phase I leach pad construction has been reduced from nine cells to six to ensure completion before the return of the rainy season. Bulk earthworks are 90% completed, with the focus now shifting to mechanical and electrical installations. We expect the ADR plant and ancillary buildings to be completed in Q4 2005 and the installation of the primary crusher to commence in December.

Revisions to the capital budget estimates reported in Q2 2005 remain on target, with a forecasted estimate of $83.40 million. We revised the production schedule to take into account the new starting date and expect gold production of 144,000 ounces for 2006. We anticipate that the mine will produce at an annualized rate of 240,000 ounces in 2007 and beyond. Cash operating costs are expected to be $181 per ounce for a planned mine life of 14 years.

Litigation by certain third parties continues against Tuprag and the Turkish Ministry of the Environment and Forestry (the "Ministry") seeking to cancel the Environmental Positive Certificate ("Positive Certificate") for Kisladag on the basis of an alleged threat to the environment. We are confident with both

MANAGEMENT DISCUSSION AND ANALYSIS

3rd Quarter ended September 30, 2005 and 2004

the methodology of the Environmental Impact Assessment ("EIA") Report and Tuprag's compliance with all procedural steps taken in obtaining the Kisladag environmental positive certificate. We continue to believe that we will successfully defend this litigation.  The litigation has not impacted the ongoing construction of Kisladag.

Efemcukuru

The Environmental Impact Assessment Report ("EIA") for Efemcukuru was submitted to the Ministry and reviewed by the Ministry and associated government agencies. The Ministry issued a Positive Certificate, which signals the successful completion of the first stage of the permitting process.  Preparation of a feasibility study for the project will begin in Q4 2005 with production targeted to commence in Q4 2007.

Litigation by certain third parties continues against Tuprag and the Turkish Ministry of Energy and Natural Resources ("MOE") seeking to cancel the mineral license for the Efemcukuru project on the basis of an alleged threat to the water quality in the local catchment area. In the course of this litigation against the MOE and Tuprag, a lower administrative court has issued an injunction which, while in effect, would bar the commencement of mining activities at the Efemcukuru project. We are confident that we will prevail in the case when it is heard in the higher courts. Currently, we do not anticipate a delay in the overall project because of the legal proceedings. Permitting activities are continuing.

Tanjianshan

Construction at Tanjianshan continues for start-up in Q4 2006. The SAG mill arrived at port in China and will begin the overland transport to site for a scheduled arrival late in Q4 2005.  Major steel structures for the warehouse, boiler house, and mechanical repairing and maintenance workshop have been completed. Foundations for the mills and floatation tanks are being poured.  The earthworks for the tailings dam are nearing completion in preparation of laying plastic liner in Q2 2006.  New accommodation buildings will be complete in November so that construction activities can proceed throughout the winter.

3. Exploration Review

Turkey

In Q3 2005, our exploration activities in Turkey focused on the AS project, which is 50% owned by Eldorado. The target at AS is a large copper-gold system hosted in altered porphyritic rocks. Initial drilling was done using a small percussion drill and during Q3, a larger reverse circulation drill was brought on site. Results have been encouraging (the best intercept to date is 115 meters at 0.8 g/t Au and 0.82% Cu) and indicate the potential for a significant mineralized zone. During Q4 2005, we will use a diamond drill to drill deeper holes and test the mineralization at depth. We anticipate an aggressive exploration program in 2006, including expanded geophysics and geochemical sampling as well as diamond and reverse circulation drilling.

Additional exploration work was also carried out at the MT project in Western Turkey and in the Pontide Volcanic belt in the Black Sea area.

Brazil

We started a diamond drilling program at the Vila Nova project in Amapa State to test the extent of the iron ore deposit. The program consisted of  short, angle holes designed to provide a first-pass estimate of the dimensions of the iron ore as well as information about the grade and consistency of the mineralization. This program will be completed in Q4 2005. Exploration on the gold area of the Vila Nova project  has resumed following the decision by the Macapa Federal Court on October 18 supporting our right of legal access to the property.

China

We completed the 2005 exploration drilling program at the Tanjianshan project in Q3 2005, with a few sterilization holes remaining to be drilled in Q4 2005. The exploration drilling focused on resource

MANAGEMENT DISCUSSION AND ANALYSIS

3rd Quarter ended September 30, 2005 and 2004

extensions at Jinlongou (JLG) and Qinglongtan (QLT). Results at QLT were mixed due to structural complexity in the tested area. However, the drilling provided information that more clearly defined the geologic model and will assist in further exploration efforts in this area.

The 52-hole program at JLG tested an updated geological interpretation that connects the main zone of JLG to the adjacent areas of Pubugou and M7. The program successfully validated this model and also delineated numerous mineralized zones in the predicted target areas. We are completing a detailed interpretation of the drilling information and we will update the resource model in Q4 2005. A new resource and reserve statement, as well as a new life of mine plan, will be issued early in 2006.

4. Production

Sao Bento mine	Q3	Q3	YTD
	2005	2004	2005	2004
Operating Data[1]
Gold Production
Ounces	18,842	21,399	48,086	60,564
Cash Operating Costs ($/oz)5	$372	$295	$403	$291
Total Cash Costs ($/oz)2,5	$381	$303	$412	$298
Total Production Costs ($/oz)3,5	$497	$348	$553	$354
Realized Price ($/oz sold)4	$435	$400	$430	$402

Sao Bento mine
Tonnes to Mill	90,074	100,703	237,646	275,884
Grade (grams/tonne)	7.69	8.27	7.61	8.27
Average Recovery Rate (%)	90.5	89.3	89.3	89.1

1 Cost figures calculated in accordance with the Gold Institute Standard.

2 Cash Operating Costs, plus royalties and the cost of off-site administration.

3 Total Cash Costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

4 Excludes amortization of deferred gain or loss.

5 Cash operating, total cash and total production costs are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities. Please see the section "Non-GAAP Measures" of the MD&A.

The Sao Bento mine in Brazil produced 18,842 ounces of gold in Q3 2005, 12% lower than production in Q3 2004 (YTD gold production of 48,086 ounces compared to 60,564 ounces during the first nine months of 2004). The deepening of the concrete-lined shaft by 270 meters from the 23rd to the 28th level created more challenging working conditions underground due to a high level of waste handling. Production has increased in Q3 2005 from Q1 and Q2 2005 due to increased ore production and higher grades. The change-over to the new deepened shaft is scheduled to begin on October 21, 2005 with completion on November 8, 2005.

The Sao Bento mine is also facing increasingly challenging ground conditions at depth, which has prompted us to implement tighter ground control practices. The adverse ventilation and temperature levels underground, and the lower grade due to production scheduling, have resulted in a decrease in gold production. These factors, combined with the appreciation of the Brazilian Real, have resulted in an increase in cash costs on a per ounce basis to US$372/oz in Q3 2005 versus US$295/oz in Q3 2004 (YTD cash costs of $403/oz versus $291/oz in the first nine months of 2004). Given the poor performance of the Sao Bento mine, we have decided to stop exploration and infill drilling as well as ramp development and are reviewing alternatives regarding the future of the asset.

MANAGEMENT DISCUSSION AND ANALYSIS

3rd Quarter ended September 30, 2005 and 2004

Sao Bento mine	Q3	Q3	YTD
Gold Production and Cost per Ounce	2005	2004	2005	2004

Direct mining expense	$367	$289	$399	$286
Inventory change	(8)	(2)	(8)	(2)
Refining and selling costs	8	7	8	6
Vancouver costs	5	1	5	2
By-product credits	-	-	(1)	(1)
Cash operating costs per ounce	$372	$295	$403	$291

Royalties and production taxes	9	8	9	7
Total cash costs per ounce	$381	$303	$412	$298

Depletion, depreciation and amortization	126	49	148	52
Foreign exchange (gain) loss	(16)	(9)	(14)	(1)
Accretion of asset retirement expense	6	5	7	5
Total production costs per ounce	$497	$348	$553	$354

5. Review of Financial Results

Net (Loss) Income

The consolidated net loss for Q3 2005 was $6.51 million or ($0.02) per share, (YTD $26.53 million or ($0.10) per share), compared with a net loss of $1.34 million or ($0.00) per share in Q3 2004 (YTD $3.70 million or ($0.01) per share).

Revenues

Our revenues consist of sales of gold bullion that we sell to a number of large institutions.

Q3		Q3	YTD
REVENUE - ($000)	2005	2004	2005	2004

Gold	$9,170	$8,702	$21,532	$24,569
Interest and other income	1,352	454	3,026	1,786
	$10,522	$9,156	$24,558	$26,355

Interest and Other Income

Interest income earned on cash and short-term money market investments held in Q3 2005 was $1.39 million (YTD $2.76 million) compared to $0.35 million (YTD $1.12 million) earned in Q3 2004. Other income of $0.27 million YTD 2005 and $0.67 million YTD 2004 resulted primarily from the sale of Brazilian tax credits.

MANAGEMENT DISCUSSION AND ANALYSIS

3rd Quarter ended September 30, 2005 and 2004

Expenses

Q3		Q3	YTD
EXPENSES - ($000)	2005	2004	2005	2004
Operating costs	$9,502	$6,651	$24,379	$18,166
Depletion, depreciation and amortization	2,467	1,125	7,384	3,248
General and administrative	3,573	1,437	8,240	3,806
Exploration expense	2,557	1,256	5,251	2,981
Stock-based compensation expense	134	117	1,907	3,567
Foreign exchange (gain) loss	(1,897)	(1,600)	(189)	351
Write-down of investments	-	-	662	-
Other	89	131	367	309
	$16,425	$9,117	$48,001	$32,428

Operating Costs

Operating costs for the Sao Bento mine in Q3 2005 include $1.34 million of development costs (YTD $4.33 million) that have been charged to operating costs based on the reduction of the estimate of probable reserves reported at December 31, 2004. In Q1 2005, we reduced production rates to focus on completing the shaft-deepening project and implemented tighter ground control practices at depth. These factors, combined with the appreciation of the Brazilian Real, are reflected in the higher cash costs per ounce for both the quarter and year-to-date figures.

Depletion, Depreciation and Amortization

Depletion, depreciation and amortization expense increased in 2005 due to the reduced mine life of the Sao Bento mine resulting from the reduction of the estimate in probable reserves reported at December 31, 2004.

General and Administrative

Higher administrative expense in 2005 is a result of increased administrative and start-up costs in Turkey related to the Kisladag mine. We have brought on administrative staff to hire and train a core operating team at the mine. We expect our administrative costs to increase in Q4 2005 as a result of the Afcan acquisition and the start-up costs relating to Tanjianshan.

Exploration Expense

Our increased exploration expense in Q3 2005 is a result of greater levels of exploration activity in Brazil and Turkey. Drilling activities at Vila Nova in Brazil and at the AS Project in Turkey account for the majority of these exploration costs. In Q4 2005, we expect exploration costs to continue to increase as we proceed with further planned work in Brazil, Turkey and China.

Stock-Based Compensation Expense

Eldorado uses fair-value accounting for awards of stock options to employees, officers and directors under its share option plans. In Q3 2005, 120,000 options were granted to a new employee.

Foreign Exchange (Gain) Loss

During the first six months of 2005 and 2004, the Canadian dollar weakened against the US dollar, resulting in a foreign exchange loss on Canadian funds held. In Q3 2005 and 2004, the Canadian dollar strengthened against the US dollar, resulting in a foreign exchange gain offsetting the YTD losses in 2005 and 2004.

Write-Down of Investments

On November 28, 2003, the Company purchased 2,500,000 units of Fury Explorations Ltd. ("Fury") at a price of $0.47 per unit. Despite a strong gold price, Fury's share price fell during Q1 2005, and as a result,

MANAGEMENT DISCUSSION AND ANALYSIS

3rd Quarter ended September 30, 2005 and 2004

we wrote down the investment to market at the quarter-end. During Q3 2005, Fury's share price rebounded and no further write-down of the investment is contemplated at this time.

Income Taxes

Current tax expense for 2005 was $0.23 million compared to a tax recovery of $1.58 million in 2004. The recovery in 2004 resulted from the reversal of the remaining Brazilian withholding tax liability after we restructured our inter-company debt.

Future income tax expense for Q3 2005 was $0.44 million (YTD $2.85 million) compared to a future income tax expense of $1.06 million (YTD income tax recovery of $0.82 million) in Q3 2004. The expense in Q3 2005 and Q3 2004 results from a strengthening Brazilian Real. The recovery YTD in 2004 resulted from the depreciation of the Real in the first six months of 2004 and a partial reversal of the previously booked foreign exchange gain on the inter-company loans.

6. Financial Conditions and Liquidity

Cash from Operations

The decrease in cash from operations from Q3 2004 to Q3 2005 resulted primarily from higher cash operating costs at Sao Bento and increased exploration and administrative expenses. Higher cash operating costs at Sao Bento are a direct result of the continued congestion at the bottom of the mine as a result of the shaft-deepening project and the requirement to handle waste and haul ore to the surface for processing.

The net decrease in non-cash working capital in Q3 2005 of $0.93 million (YTD $0.72 million) results primarily from the increase in accounts receivable balances partially offset by the increase in accounts payable balances from year end.  Accounts receivable have increased substantially due to value added tax receivable in the future in Turkey and Brazilian tax credits.  Accounts payable increase is due to the Afcan acquisition.

Investing Activities

In Q3 2005, we invested $25.15 million (YTD $58.37 million) in property, plant and equipment. At Sao Bento, our capital expenditures of $1.65 million (YTD $6.27 million) were primarily related to underground ventilation and development. Capital expenditures of $19.54 million (YTD $47.96 million) at the Kisladag mine relate to construction activities. Capital expenditures of $3.96 million (YTD $3.96 million) at Tanjianshan relate to construction activities.

We received net cash proceeds from the Afcan acquisition of $0.90 million.  Net cash proceeds result from the cash balance acquired of $11.93 million less acquisition costs incurred of $1.03 million and less intercompany debt outstanding of $10.00 million.

Financing Activities

On April 6, 2005, Tuprag entered into  the Facility for $65 million. The Facility is secured by cash deposits, equivalent to the amounts advanced by HSBC Bank to Tuprag, to a cash collateral account over which HSBC Bank holds security. Tuprag has drawn $50.62 million to date on the Facility.

Cash Resources and Liquidity

At September 30, 2005, we had cash and short-term investments of $68.68 million resulting in working capital of $74.29 million, compared with $135.39 million of cash and short-term investments and working capital of $144.02 million at the beginning of the year. The decrease in cash and short-term investments was primarily caused by our expenditures for property, plant and equipment related to the construction of Kisladag and Tanjianshan.

MANAGEMENT DISCUSSION AND ANALYSIS

3rd Quarter ended September 30, 2005 and 2004

7. Contractual Obligations

Our contractual obligations at September 30, 2005, including payments due for each of the periods indicated, are summarized as follows:

			Payments due in
Contractual obligations	2005	2006	2007	2008	2009	2010 +	Total
($000)
Operating leases	$74	$224	$177	$177	$181	$982	$1,815
Capital expenditures	17,338	12	-	-	-	-	17,350
Purchase obligations	2,367	6,613	6,613	6,222	-	-	21,815
Property expenditures	2,063	1,295	57	57	57	285	3,814

Total	$21,842	$8,144	$6,847	$6,456	$238	$1,267	$44,794

Capital expenditures in 2005 include $11.97 million for purchases relating to the construction of the Kisladag mine and $5.37 million for the Tanjianshan mine. Purchase obligations from 2005 through to 2008 relate to energy, oxygen and other contracts at the Sao Bento mine. Property expenditures of $3.81 million relate to land fees and contractual exploration for Vila Nova and Tanjianshan.

8. Summary of Quarterly Results and Third Quarter Review

	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
($000) except per share amounts	2005	2005	2005	2004
Revenue	$10,522	$6,154	$7,882	$9,560
Net income (loss)	$(6,507)	$(11,063)	$(8,957)	$(10,263)

Basic and diluted (loss) income per share - U.S.$	(0.02)	(0.04)	(0.03)	(0.04)

	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
	2004	2004	2004	2003
Revenue	$9,156	$7,259	$9,940	$9,592
Net income (loss) 1	$(1,343)	$(1,673)	$(663)	$(46,528)

Basic and diluted (loss) income per share - U.S.$	-	(0.01)	-	(0.21)

1 Net Income (loss) figures have been restated for the quarters to reflect the non-cash year-end adjustments in fiscal 2003.

Revenues in Q3 2005 have increased due to increased production, higher grades and interest income. As the shaft-deepening project nears completion we expect gold production and cash costs to continue to improve as we shift resources currently being used on the shaft-deepening project to mining activities.

Lower production levels, lower sales volumes and higher operating costs have led to net loss results in each of the eight quarters. The losses reported in Q4 2004, Q1 2005, Q2 2005 and Q3 2005 were also affected by results of the 2004 exploration drilling program at the Sao Bento mine that did not establish the continuity of the mineralization at depth, resulting in a reduced estimate of probable reserves and a reduction in the mine life. Based on these drilling results we have charged certain development costs to operating costs and increased our depreciation rate to reflect the shorter mine life.

MANAGEMENT DISCUSSION AND ANALYSIS

3rd Quarter ended September 30, 2005 and 2004

9. Critical Accounting Estimates

We use the following critical accounting estimates:

Reserves and Resources

Mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934, as interpreted by the Staff of the Securities and Exchange Commission) applies different standards in order to classify mineralization as a reserve. The project mineral reserves are classified as such by both Canadian and US regulatory authorities.

We advise US investors that while the terms "mineral resource", "measured mineral resource," "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by US companies in SEC filings. With respect to "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of a "measured mineral resource", "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Recoverable Values

Where information is available and conditions suggest impairment of long-lived assets, estimated future net cash flows from each property are calculated using estimated future gold prices, proven and probable reserves, value beyond proven and probable reserves, operating, capital and reclamation costs and estimated proceeds from the disposition of assets on an undiscounted basis.

Gold Price

We estimate the future price of gold based on historical trends and published forecasted estimates. Our five-year plan currently assumes the following prices:

	2005	2006	2007	2008	2009

Gold price (US$/oz)	400	375	375	375	350

The resulting average five-year price is $375 per ounce.

Operating Costs

We report our operating costs in accordance with the Gold Institute Standard. Future operating costs include estimates of currency foreign exchange and inflation trends.

Stock-Based Compensation

We use the Black Scholes Model to determine the fair value for awards of stock options to employees, officers and directors.

Asset Retirement Obligation

When assessing the carrying value of the asset retirement obligation, we estimate, among other things, the mine closure date and the credit-adjusted risk-free rate.

MANAGEMENT DISCUSSION AND ANALYSIS

3rd Quarter ended September 30, 2005 and 2004

10. Risks and Uncertainties

Gold Price

Eldorado's profitability is linked to the price of gold as our revenues are derived primarily from gold mining. Gold prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions. Worldwide gold production levels also affect gold prices, and the price of gold is occasionally subject to rapid short-term changes due to speculative activities.

Exploration and Development

The costs and results of our exploration and development programs affect Eldorado's profitability and value. Since mines have finite lives based on proven reserves, we actively seek to replace and expand our reserves, primarily through acquisitions, exploration and development of our existing operations, and recognizance exploration. Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves. Determination of reserves is a process of estimation and, as such, reserve calculations are subject to the assumptions and limitations of the estimation process.

Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties in which we have or are seeking an interest. Although we take every precaution to ensure that legal title to our properties is properly recorded in the name of Eldorado, there can be no assurance that such title will ultimately be secured on every property. The legal title to our properties depends on the appropriate application of the laws in the countries in which we operate.

Capital and Operations

The business of gold mining involves many operational risks and hazards. Through high operational standards, an emphasis on hiring and training appropriately skilled personnel and operational improvements, we work to reduce the risks associated with our projects. We also maintain adequate insurance to cover normal business risk.

As we currently have only one producing mine, any adverse development affecting Sao Bento may have a negative impact on our financial performance.

We also rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labour environment.

Further exploration and development of mineral resource properties or acquisitions beyond this may require additional capital. Accordingly, the continuing development of our projects will depend on our ability to obtain financing through joint venture projects, debt financing and equity financing or other means. There is no assurance that we will be successful in obtaining the required financing.

Environment

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, any future changes to these laws could adversely affect Eldorado's financial condition, liquidity or results of operations.

MANAGEMENT DISCUSSION AND ANALYSIS

3rd Quarter ended September 30, 2005 and 2004

Laws and Regulations

Eldorado's mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. These laws and regulations are subject to change, which may restrict our ability to operate. We draw on the expertise and commitment of our management team, advisors, employees and contractors to ensure compliance with current laws, and we foster a climate of open communication and co-operation with regulatory bodies.

Legal Proceedings

The nature of our business subjects us to regulatory investigation, claims, lawsuits and other proceedings in the ordinary course of business. We cannot predict the outcome of these legal proceedings with certainty.

Currency Fluctuations

We operate in numerous countries - including the US, Canada, Brazil, Turkey and China - and we are therefore affected by currency fluctuations in these jurisdictions.

Political Risk

Eldorado conducts operations in a number of countries outside of North America, namely Brazil, Turkey and China. These operations are potentially subject to a number of political, economic and other risks that may affect our future operations and financial position.

11. Non-GAAP Measures

Throughout this document, we have provided measures prepared according to Canadian GAAP, as well as some non-GAAP performance measures. Because the non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, they are unlikely to be comparable to similar measures presented by other companies. We provide these non-GAAP measures as they are used by some investors to evaluate Eldorado's performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. We have defined the non-GAAP measures below and reconciled them to reported GAAP measures.

Unit costs

A reconciliation of cash operating costs calculated in accordance with the Gold Institute Standard to the cost of sales is included below:

Reconciliation of Cash Operating Costs per Ounce 1	Q3	Q3	Nine months ended,
	2005	2004	2005	2004

Gold ounces sold	21,057	21,732	50,022	61,949

Cash Operating Cost - ($000)
Operating costs	$9,502	$6,651	$24,379	$18,166
Royalty expense and production taxes	(170)	(167)	(433)	(470)
Effects of inventory adjustments	(150)	(68)	550	330
Expense of certain development costs	(1,341)	-	(4,332)	-
Cash Operating Cost	$7,841	$6,416	$20,164	$18,026

Cash Operating Cost per ounce	$372	$295	$403	$291

1 Cash operating costs are calculated in accordance with the Gold Institute Standard. Cash costs are derived from amounts included in the Statement of Operations.